SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on  July 7, 2014 and July 28, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date:July 31, 2014	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – July 7, 2014 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.05 per share on the company’s common stock. The dividend will be paid on August 8, 2014 to shareholders of record on July 28, 2014.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2015 FIRST QUARTER RESULTS

-- Net Income up Sharply --

HONG KONG —July 28, 2014 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2015 first quarter ended June 30, 2014, reflecting increased profitability and a continued strong balance sheet.

Net income for the fiscal first quarter increased sharply to $256,000, or $0.07 per diluted share, from $150,000, or $0.04 per diluted share, last year. Net sales for the same period were $5.6 million compared to $5.9 million a year earlier – reflecting the reduction of some low margin business.

“Results for the quarter further validate the success of the company’s strategic initiatives implemented during the past three years. Despite anticipated reduced sales, net income increased substantially -- benefiting from continuous operational improvements and increased pricing to major customers,” said Roland Kohl, chairman, president and chief executive officer.

Kohl added that he expects the company’s increased utilization of the lower-cost Myanmar facility as an alternative solution for its higher-cost assembly manufacturing in China will enhance organic growth and generate new business opportunities. Although net sales decreased in the fiscal 2015 first quarter due to the loss of low margin sales, gross margin and gross profit increased compared with a year ago. Gross profit for the 2015 fiscal first quarter was $1.33 million compared with $1.25 million in the same period a year ago, with gross profit as a percentage of sales increasing to 23.7 percent from 21.3 percent a year ago.

Selling, general and administrative expense for the 2015 fiscal first quarter remained substantially unchanged compared with the fiscal first quarter last year, primarily due to expense management -- despite wage inflation in China and costs associated with the company’s operation in Myanmar.

Kohl highlighted the company’s solid financial position, with cash, cash equivalents and restricted cash of $6.9 million -- exceeding the combined short- and long-term liabilities by $3.2 million. At June 30, 2014 the company had working capital of $10.9 million.

(more)

Highway Holdings Ltd.

Total shareholders’ equity at June 30, 2014 was $12.4 million compared with $12.1 million as of March 31, 2014 and the company’s current ratio was 4.0:1 at June 30, 2014.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2014	2013
Net sales	$5,601	$5,872
Cost of sales	4,272	4,622
Gross profit	1,329	1,250
Selling, general and administrative expenses	1,036	1,025
Operating income	293	225

Non-operating income( expense) :
Interest expense	-	(1)
Exchange gain (loss), net	2	3
Interest income	4	4
Other income/expense	(3)	-
Total non-operating income (expenses)	3	6

Net income before income tax and non-controlling interests	296	231
Income taxes	(41)	(81)
Net income	255	150

Gain attributable to non-controlling interests	1	-

Net income attributable to Highway Holdings Limited	$256	$150
Shareholders

Net income per share – basic and diluted	$0.07	$0.04

Weighted average number of shares outstanding:
Basic	3,779	3,779
Diluted	3,789	3,781

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2014	2014
Current assets:
Cash and cash equivalents	$6,227	$5,416
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,223	3,157
Inventories	3,060	3,700
Investment in associate	26	-
Prepaid expenses and other current assets	1,310	1,044
Total current assets	14,489	13,960

Property, plant and equipment, net	1,146	1,213
Loan receivable and long-term deposits	436	603
Total assets	16,071	15,776

Current liabilities:
Accounts payable	1,544	1,577
Other liabilities and accrued expenses	1,812	1,730
Income tax payable	274	279
Total current liabilities	3,630	3,586

Deferred income taxes	44	44
Total liabilities	3,674	3,630

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	1,027	770
Accumulated other comprehensive income	1	7
Treasury shares, at cost – 5,049 shares as of March 31, 2014; and on June 30, 2014	(14)	(14)
Non controlling interest	5	5
Total shareholders' equity	12,397	12,146

Total liabilities and shareholders' equity	16,071	15,776